UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC  20549

FORM 12b-25	SEC FILE NUMBER 000-32951

NOTIFICATION OF LATE FILING	CUSIP NUMBER 225744 10 1

(Check One):	☐ Form 10-K	☐ Form 20-F	☒ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Crescent State Bank Employees’ 401k Plan
Full Name of Registrant

n/a
Former Name if Applicable

1005 High House Road,
Address of Principal Executive Office (Street and Number)

Cary, NC 27513
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) (b) (c)
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The plan year ended December 31, 2008 was the first year in which the plan required an independent audit.   There was initially some question as to whether the number of plan participants at January 1, 2008 warranted an audit.  After determining that an audit was in fact required, we interviewed two qualified accounting firms.  The time delays created from the initial question and time required to make a prudent decision regarding which firm would be engaged to perform the audit will cause a delay in filing.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bruce W. Elder	(919)	919 466-1005
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ YES ☐ NO

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year end will be reflected by the earnings statements to be included in the subject report of portion thereof?

☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Crescent State Bank Employees’ 401k Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 25, 2009	By:	/s/ Bruce W. Elder

Bruce W. Elder, Senior Vice President
(Printed Name and Title)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.